Exhibit 17.02

James E. Dawson
745 E. Mulberry Avenue, Suite 130
San Antonio, Texas 78212

February 6, 2012

The Board of Directors
Tootie Pie Company, Inc.

Via Email to Don Merrill

This letter serves as formal notice that I am resigning my position on the Board of Directors of Tootie Pie Company, Inc. effective immediately.

Sincerely,

/s/ James E. Dawson
James E. Dawson